May 5, 2022 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Astra Space, Inc. (the “Company”) Post-Effective Amendment to Registration Statement on Form S-1 File No. 333-257930

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the post-effective amendment to the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM eastern on May 9, 2022, or as soon thereafter as is practicable.

The Company hereby authorizes Katheryn A. Gettman, Esq. to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Gettman at (612) 260-9075.

Very truly yours,

ASTRA SPACE, INC.

/s/ Kelyn Brannon
Kelyn Brannon
Chief Financial Officer